

September 18, 2013

Nicholas Terranova
Chief Financial Officer
JBI, Inc.
20 Iroquois St
Niagara Falls, New York 14303

> **Re:** **JBI, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 000-52444**

Dear Mr. Terranova:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Liquidity and Capital Resources, page 43

1. We see that your financial statements have been prepared on a going concern basis. In addition, we see that you have $3.9 million in cash at December 31, 2012. In future filings, as required Item 303(a)(1) of Regulation S-K, please include a discussion of prospective information regarding the registrant's short and long-term sources of, and needs for, capital. Please also include a discussion of your plan of operations. Refer to Financial Reporting Release No. 33-6835.

Critical Accounting Policies

Asset Retirement Obligations, page 45

2.   In future filings, please disclose how you determine the fair value of asset retirement obligations.   Please also disclose how you determine when you have the ability to make a reasonable estimate of the fair value of an asset retirement obligation. Refer to FASB ASC 410-20.

Financial Statements

Note 11 – Stockholders' Equity, page F-20

3.   We note from page F-23 that between December 30, 2011 and January 6, 2012 you entered into separate Subscription Agreement with 13 investors (the Purchasers) in connection with a private placement of units consisting of one share of common stock and a warrant for $2.00. Please clarify to us how you accounted for the issuance of the units, including how you allocated the proceeds between the common stock and the warrants, citing applicable U.S. GAAP. Please include applicable revised disclosure in future filings.

4.   We see that you issued stock for services during 2011 and 2012. Please revise future filings to disclose how you valued the stock issued. We refer you to FASB ASC 505-50-30 which states that based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued.

Item 9A. Controls And Procedures, page 51

Management's Report on Internal Control Over Financial Reporting, page 51

5.   We note the discussion that there was a material weakness in your internal controls but we do not see the statement required by Item 308(a)(3) indicating whether or not internal control over financial reporting was effective as of the end of your most recent fiscal year. Please amend your filing to provide the required conclusion.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Condensed Consolidated Financial Statements

6.   We reference the discussion of related party transactions and balances in Note 15 of the Form 10-K for the year ended December 31, 2012.   Please tell us whether you had any transactions with related parties during the interim period, including any sales to customers considered to be related parties. Please quantify for us the amounts of any such sales recorded in the 2013 year to date period, as well as in the years ended December 31, 2012 and 2011, respectively.

Note 18. Subsequent event, page 21

7.   We see that on August 8, 2013, you entered a stipulation agreement in potential settlement of the previously reported class action lawsuit under which you would agree to issue shares of its common stock that will comprise a settlement fund. Please provide us with your analysis of FASB ASC 450-20-25 and ASC 855-10-55 in determining the appropriate timing and accounting treatment for the proposed settlement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645, Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief